James C. T. Linfield +1 720 566 4010 linfieldjct@cooley.com	VIA EDGAR AND OVERNIGHT MAIL

January 9, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn:  Tim Buchmiller

Re:	NewLink Genetics Corporation
Preliminary Proxy Statement on Schedule 14A
Filed on November 20, 2019
File No. 001-35342

Dear Mr. Buchmiller:

On behalf of NewLink Genetics Corporation (the “Company”), we are providing this letter in response to a letter, dated December 19, 2019, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on November 20, 2019 (the “Preliminary Proxy Statement”). The Company is concurrently submitting an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), which reflects changes made in response to certain of the comments contained in such letter. We are also sending the Staff a copy of this letter, along with a copy of the Amended Preliminary Proxy Statement, which is marked to show the changes made to the Preliminary Proxy Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Amended Preliminary Proxy Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Amended Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Summary

The Companies, page 1

1.
It appears from your disclosure on page 27 that Lumos has not submitted an investigational new drug application (IND) for its planned Phase 2b trial of LUM-201 for the treatment of Pediatric Growth Hormone Deficiency (PGHD). If true, please revise your summary disclosure to discuss this fact. Please also place your discussion of LUM- 201 for the treatment of PGHD in appropriate context with reference to the current clinical development status, including the following, as referenced on pages 25 and 27:

•          Prior clinical trials were conducted by Merck in the 1990s;

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Page Two

•          Two of the Merck trials were discontinued prior to completion due to lack of efficacy;

•          The active pharmaceutical ingredient to be used in the Phase 2b trial was manufactured approximately 15 years prior to the planned start of the trial and may not be approved for use the by the U.S. Food and Drug Administration; and

•          Not all prior clinical data is available to Lumos for purposes of designing the planned Phase 2b clinical trial.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of the Amended Preliminary Proxy Statement.

2.
We note the disclosure on page 39 that Lumos does not have composition of matter protection in the United States or elsewhere covering LUM-201. If the chemical structure of LUM-201 is in the public domain and Lumos does not own or license, and will not in the future own or license, any composition of matter patents claiming LUM-201, please revise your summary to state that LUM-201 is in the public domain and provide a summary of the potential effects this could have on Lumos’ business. Please also include related disclosure, as appropriate, under “Intellectual Property” on page 115.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 40 and 119 of the Amended Preliminary Proxy Statement.

3.
Based on your disclosure in the fifth bullet point on page 93, it appears that the merger could be conditioned upon approval of the reverse stock split. Please revise your summary section to clarify if the merger is conditioned upon approval of the reverse stock split proposal.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended Preliminary Proxy Statement.

Background of the Merger, page 59

4.
Please expand your discussion of the activities that took place during the External Opportunity Review to explain how you narrowed the field of strategic partners from 30 companies to Lumos, Party B and Party C.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 60-61 of the Amended Preliminary Proxy Statement.

5.
Expand your discussion of the negotiation of the proposed merger to include disclosure of the initial consideration offered, and by which party, and how the parties negotiated and determined the final form and amount of consideration agreed to in the merger agreement, and the amount of the termination fee. Clarify if Stifel made any recommendations regarding those terms.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 61-64 of the Amended Preliminary Proxy Statement.

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January 9, 2020
Page Three

6.
We note your disclosure on page 1 that you entered into a license and collaboration agreement with Merck to develop and potentially commercialize your Ebola vaccine V920 product candidate. Please expand your disclosure to discuss how any future royalties you might be entitled to receive factored into your negotiations of the merger consideration offered to Lumos and how the potential for such royalties factored into the board’s determination that the merger is in the best interests of NewLink and its stockholders. Please also clarify how the Merck Agreement factored into the analyses performed by Stifel.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 63, 75 and 82 of the Amended Preliminary Proxy Statement.

7.
Please update your background discussion for any material developments or activities leading up to Evercel, Inc.’s filing of soliciting materials on December 13, 2019 and update your disclosure for further material developments as appropriate.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 65-66 of the Amended Preliminary Proxy Statement.

Opinion of NewLink’s Financial Advisor, page 69

8.
Please provide us supplementally with copies of all materials prepared by Stifel and shared with the NewLink board, including copies of all board books and all transcripts and summaries, that were material to the board’s decision to approve the merger agreement and the transactions contemplated thereby.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that we have been advised by Stifel that the presentation materials prepared by Stifel and shared with the NewLink Board that were material to the NewLink Board’s decision to approve the Merger Agreement and the transactions contemplated thereby are being provided to the Staff under separate cover by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), counsel for Stifel, on a confidential and supplemental basis pursuant to Rule 12b-4 of the Exchange Act. We have been advised by Stifel that, in accordance with such Rules, it has requested that these materials be returned promptly following completion of the Staff’s review thereof, and that by separate letter, Mintz has also requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

Discounted Cash Flow Analysis, page 76

9.	In an appropriate place in the proxy statement, please disclose how the perpetuity growth rates used in the calculations presented in this section were determined.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 79-80 of the Amended Preliminary Proxy Statement.

Post-hoc analysis and using a predictive enrichment marker strategy to select appropriate patients, page 110

10.
We note your disclosure in last paragraph on page 110 that when only the PEM-Positive children are considered, the growth in response to LUM-201 was enhanced and growth due to rhGH treatment was reduced, when compared to all children, and your disclosure in the paragraph after Figure 5 that in the PEM-Positive children, the growth velocity was not statistically different between rhGH and LUM-201. These conclusions appear to be based on a p-value of 0.082. Given the disclosed p-value, please disclose the basis for your statements. If your disclosed p-value does not meet the FDA’s specified threshold for statistical significance for a clinical trial, please revise your disclosure to clarify the p-value that the FDA uses in evaluating the results of a clinical trial and whether the results of the post-hoc analysis would meet such threshold.

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Page Four

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 115 of the Amended Preliminary Proxy Statement.

Prior clinical experience with LUM-201 in PGHD, page 110

11.	We note your disclosure that the first study included a study of biologic response. Please disclose if this study was completed and the results of that study as it related to biologic response.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 114 of the Amended Preliminary Proxy Statement.

Expansion of LUM-201 into Additional Endocrine Indications, page 113

12.
We note your disclosure on page 104 that you may study the effects of LUM-201 for Turner Syndrome and SGA in a certain subset of patients. Please indicate what portions of the Turner Syndrome and SGA patient populations LUM-201 could address, if approved.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 117-118 of the Amended Preliminary Proxy Statement.

Ammonett and Lumos Merck Agreements, page 115

13.
We note your disclosure regarding the Lumos Merck Agreement. Please disclose all material terms of this agreement, including the aggregate amount of each of the development and sales milestone obligations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 120 of the Amended Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 144

14.
We note in the third paragraph that you indicate Lumos was determined to be the accounting acquirer based upon the terms of the Merger Agreement and other factors, including Lumos stockholder’s will own approximately 50% of the outstanding common stock of the combined company immediately following the closing of the merger. You also state on page 9 that based on the number of outstanding equity awards and shares of capital stock of each of NewLink and Lumos as of October 15, 2019 holders of NewLink common stock and equity awards are expected to own approximately 52.8% of the fully-diluted common stock of the combined company. Please provide us with your detailed analysis of how you determined that the transaction qualifies as a reverse merger with Lumos being the accounting acquirer. Refer to the guidance in ASC 805-10-55-10 to 55-15.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that in determining the acquirer for accounting purposes, the Company considered ASC 805-10-55-10 through 55-15.

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January 9, 2020
Page Five

Background

Under the terms of the Merger Agreement, the combined company’s name post consummation of the Merger will be Lumos Pharma, Inc., the legal acquiree’s (Lumos) name. The equity of the combined company will reflect the legal acquirer’s (NewLink) capital structure. Following the Merger, Lumos’ CEO, Rick Hawkins, is expected to take over as CEO for the combined company. After the consummation of the Merger, the combined company expects to focus its efforts on the development of Lumos’ sole product candidate, LUM-201 (ibutamoren).

Accounting Acquirer Analysis

ASC 805-10-55-12 provides that in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues equity interests. However, in some business combinations, commonly called reverse acquisitions, the issuing entity is the acquiree. Subtopic 805-40 provides guidance on accounting for reverse acquisitions. Other pertinent facts and circumstances are to be considered in identifying the acquirer in a business combination effected by exchanging equity interests, including the relative voting rights of the combined entity after the business combination taking into account existence of options and other convertible securities. Under the terms of the Merger Agreement, the stockholders of Lumos and NewLink will each hold approximately 50% of the outstanding common stock in the surviving corporation immediately following the Merger. As provided in the Amended Preliminary Proxy Statement, based on the number of outstanding equity awards and shares of capital stock of each of NewLink and Lumos as of December 31, 2019, immediately following the Effective Time (i) holders of NewLink common stock and equity awards are expected to own approximately 51.2% of the fully-diluted common stock of the combined company and (ii) holders of Lumos capital stock and equity awards are expected to own approximately 48.8% of the fully-diluted common stock of the combined company. However, and as also provided in the Amended Preliminary Proxy Statement, as of December 31, 2019 and based on the closing price of the NewLink common stock on Nasdaq on December 31, 2019, outstanding NewLink options to acquire 848,485 shares of NewLink common stock were out-of-the-money (out of a total of outstanding NewLink options to acquire 3,483,422 shares of NewLink common stock on such date). Accordingly, the split in fully-diluted ownership percentages between NewLink and Lumos stockholders is not necessarily indicative of the corresponding split in economic interests or the voting rights of the combined company after the Merger because of the significant number of out-of-the-money NewLink options. NewLink management utilized the treasury stock method to value in-the-money options based on NewLink’s closing price on September 27, 2019 and determined that the terms of the Merger Agreement would result in Lumos stockholders owning 51.2% of the surviving corporation and NewLink stockholders owning 48.8% of the combined company.

Under ASC 805-10-55-12(b), if no other owner or organized group of owners has a significant voting interest, the existence of a large minority voting interest in the combined entity may be indicative of an acquirer. Based on the holdings of the significant stockholders of each of NewLink and Lumos prior to the Merger and their expected holdings of the combined company immediately following the Merger, there is no one minority voting interest that significantly exceeds the others. Based on its current ownership of Lumos capital stock, Deerfield Private Design Fund III, a Lumos investor, is expected to hold the largest minority voting interest in the combined company at 11.3%. Based on its current ownership of NewLink common stock, Stine Seed Farm, Inc., a NewLink investor, is expected to hold a significant minority voting interest in the combined company at 10.5%. As such, there is no clear determination under ASC 805-10-55-12(b) regarding the acquirer in the transaction.

Under ASC 805-10-55-12(c), the acquirer usually is the combining entity who has the ability to elect or appoint or to remove a majority of the members of the governing body of the combined company. As provided in the Merger Agreement, the combined company’s board of directors following the Merger will be comprised of seven members with three designated by NewLink, three designated by Lumos, and one to be unanimously appointed following the Merger by the board of directors of the combined company. Accordingly, and in light of the relative ownership interests of the combined company, ASC 805-10-55-12(c) does not provide definitive guidance regarding the acquirer in the transaction.

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Under ASC 805-10-55-12(d), the acquirer usually is the combining entity whose former management dominates the management of the combined entity. In determining that Lumos is the accounting acquirer, NewLink management considered the composition of the combined entity’s management group and noted that the resulting executive team will be split between both NewLink and Lumos management. However, the strategic direction and decision-making authority favors Lumos as the expected CEO and Chief Scientific Officer of the combined company are both members of Lumos management. While the expected CFO and Chief Medical Officer of the combined company are both members of NewLink management, the Company concluded that the roles of the CEO in serving as the chief executive of the combined company and the Chief Scientific Officer in leading research efforts and identifying new drug candidates for the combined company are more closely aligned with the core business activities of the combined company and thus dominate the management of the combined entity. Accordingly, NewLink management concluded that application of ASC 805-10-55-12(d) indicated Lumos is the accounting acquirer.

Under ASC 805-10-55-12(e), the acquirer is usually the entity that pays a premium over the pre-combination fair value of the equity interest of the other entity. Based on the fairness opinion performed by Stifel on the proposed consideration, it was determined that the fair value of each entity approximately equaled the fair value of the counterparty and a 50% - 50% equity split was decided and thus this factor was not a clear indicator to identify the acquirer.

Under ASC 805-10-55-13, the acquirer is the combining entity whose relative size (measured in, for example, assets, revenues or earnings) is significantly larger. As of September 30, 2019, NewLink had $106.6 million in total assets with $98.5 million in cash and cash equivalents and stockholders’ equity of $86.4 million. In comparison, as of September 30, 2019, Lumos had $8.1 million in total assets with $7.7 million in cash and cash equivalents and net assets of $6.3 million. This factor indicates that NewLink was the acquirer. However, as neither NewLink nor Lumos currently has any commercial sales of an approved drug product and are both loss entities, the relative size of the company is less relevant than setting the strategic direction of the new combined company, which concludes in favor of Lumos.

Under ASC 805-10-55-14, an entity should also consider which of the combining entities initiated the merger. Prior to the resignation of Dr. Link as NewLink’s CEO, NewLink began to look for strategic partnerships and possible merger targets. Likewise, Lumos was looking for opportunities to raise additional capital to further develop LUM-201. Accordingly, both entities were mutually involved with the initiation of the transaction.

The name to be used for the combined company will be “Lumos Pharma, Inc.” and is expected to be traded on Nasdaq under the ticker symbol “LUMO.” Additionally, the location of the combined company’s headquarters is expected to be in Austin, Texas, the current site of Lumos’ headquarters. Operations will continue in both Austin, Texas and Ames, Iowa. These two factors point to Lumos as the acquirer.

After considering ASC 805-10-55-10 through 55-15 and the additional factors described above, NewLink management concluded that the Merger will follow the purchase accounting of a reverse acquisition under ASC 805, whereby NewLink is the legal acquirer and the accounting acquiree, and Lumos, the legal acquiree, is the accounting acquirer.

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Page Seven

15.
We also note your disclosure that the Merger is to be accounted for as an asset acquisition rather than a business combination because the assets acquired and liabilities assumed from NewLink do not meet the definition of a business. Please provide us your analysis of how you determined that substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets. Your analysis should also address how the assets and liabilities included in the purchase price allocation on page 150 and in the separate financial statements of NewLink included in the filing represent a single identifiable asset or group of similar assets. Refer to the guidance in ASC 805-10-55-5.

Response: The Company acknowledges the Staff’s comment and advises the Staff that in its evaluation of whether or not NewLink constitutes a business, management first considered the screen test within ASC 805-10-55-5A to determine if substantially all of the fair value of the gross assets acquired were concentrated in a single identifiable asset or group of similar identifiable assets.

Management’s analysis includes the following steps:

•	Step 1a – determine all of the identifiable assets within the set;
•	Step 1b – combine any identifiable assets that meet exceptions within ASC 805-10-55-5b;
•	Step 1c – evaluate whether the remaining assets from step 1b are similar assets;
•	Step 1d – determine the fair value of the gross assets; and
•	Step 1e – compare the fair value of single identifiable asset or group of similar assets to the fair value of gross assets acquired.

Step 1a – determine all of the identifiable assets within the set
Management determined the NewLink assets that would be recognized under ASC 805 if the set were considered to be a business:

•	cash;
•	prepaid balances (which are largely comprised of a prepayment to a third party clinical research organization for remaining clinical trial expenses);
•	an income tax receivable;
•	property, plant and equipment;
•	the right-of-use asset relating to leases;
•	certain receivables related to the out-licensing agreement with Merck;
•	the fair value to be received for the PRV upon approval of the Ebola vaccination; and
•	the intangible asset value of the IPR&D for NLG207, NLG802/indoximod, and the Company’s HyperAcute Cellular Immunotherapy technology platform.

An assembled workforce was determined not to be an identifiable asset.

Step 1b – combine any identifiable assets that meet exceptions within ASC 805-10-55-5b
No assets met the exceptions to be combined.

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Step 1c – evaluate whether the remaining assets from step 1b are similar assets
Management considered which NewLink assets were similar and should be combined under ASC 805-10-55-5c. Management did not combine the fair value assigned for the IPR&D for NLG207, NLG802/indoximod, and the HyperAcute platform as the risks and potential markets would differ. The overall fair value assigned to these three IPR&D assets collectively was calculated to be $726,000, which represented less than 2.0% of total assets acquired. The Company valued the PRV at its fair value assigning a value of $39.6 million, as reflected in the Amended Preliminary Proxy Statement and as adjusted from $36.5 million in the Preliminary Proxy Statement.

Step 1d – determine the fair value of the gross assets
Management assessed the total fair value of the gross assets acquired. Total assets acquired, excluding cash and cash equivalents, were determined to be $48.4 million, including $39.6 million assigned to the PRV.

Step 1e – compare the fair value of single identifiable asset or group of similar assets to the fair value of gross assets acquired
Management compared the fair value of the largest single identifiable asset or group of similar assets to the fair value of the gross assets acquired. Included in the denominator, or the determination of the fair value of the gross assets acquired, is the consideration transferred in excess of the fair value of net identifiable assets acquired, of which there are none under the scenario of the Merger. Additionally, deferred taxes and transaction costs are excluded from both numerator and denominator. However, the assembled workforce, which is not a recognized intangible asset in a business combination, would be included in the denominator by virtue of its inclusion in goodwill. Total assets acquired, excluding cash and cash equivalents, were computed as $48.4 million.

While ASC 805-10-55-5A does not quantitatively define “substantially all” for purposes of determining whether substantially all of the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, it is common practice to presume that 90% approximates “substantially all” in the context of US GAAP. However, management understands that 90% is not a bright-line test in determining “substantially all”. Management concluded that based on the analysis, the PRV fair value of $39.6 million represented approximately 81.8% of the fair value of the total acquired assets and could not conclusively state the screen test was met.

NewLink is a clinical stage immuno-oncology company focused on developing novel immunotherapeutic products for the treatment of patients with cancer. Historically, NewLink’s inputs include its employees and related intellectual property used to produce product candidates. However, as noted in the Amended Preliminary Proxy Statement, the current intellectual property related to the product candidates is no longer being pursued in further clinical development given the intersection of the clinical study trial results, the resulting market opportunity as reflected in projected return on investment for shareholders. The remaining value related to the assets is based on the fair value one may expect to receive for the inventory of the drug product candidates from a third party. Additionally, with the departure of several key executives and management members, NewLink no longer has either the internal scientific expertise or the clinical development team that would be required to perform diligence and development work on a new clinical compound or drug product candidate nor does it have the in-house expertise to pursue the manufacturing and regulatory pathway towards approval. NewLink’s remaining team of approximately 20 employees consists primarily of administrative positions which in accordance with ASC 805-10-55-4b are not considered processes used to create outputs. NewLink no longer has a team of scientists and clinical development operation experts remaining that could develop a drug and push the compound through the development process. The technical skills required to develop and manufacture a drug product candidate are instrumental in the overall process of pursuing a pathway towards FDA approval and eventual commercial sales. Consequently, NewLink does not have processes in place that could reasonably generate outputs. As NewLink is a clinical stage company, it does not yet have outputs in the form of revenue from commercial sales. NewLink’s outputs would consist of a commercially developed product to be sold or licensed. Under ASC 805-10-55-8, a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business. In addition, under ASC 805-10-55-5D when a set does not have outputs, it is a “business” only if it includes employees that form an organized workforce and the organized workforce must have the necessary skills, knowledge, or experience to perform an acquired process (or group of processes) that when applied to another acquired input or inputs is critical to the ability to develop or convert that acquired input or inputs into outputs. Given the current status of the IPR&D of NewLink’s assets, as discussed above, and the lack of certain expertise within the workforce that could convert an acquired asset into an output, NewLink cannot be considered a business as it only has limited inputs without processes in place to generate outputs.

U.S. Securities and Exchange Commission
January 9, 2020
Page Nine

Following this assessment, management concluded that NewLink does not meet the definition of a business and consequently should be accounted for as an asset acquisition.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 145

16.
We reference the $36.5 million economic interest in PRV asset included in the purchase price allocation on page 150. Please disclose the nature of this asset and how the fair value was determined. Also, explain to us how you determined the total amount of the purchase price of $121,448. We note the discussion of the PRV on page 2 that you are entitled to receive a substantial portion of the value of the priority review voucher if it is granted. Explain to us how this was considered in the valuation of the asset.

Response:  In response to the Staff’s comment “We reference the $36.5 million economic interest in PRV asset included in the purchase price allocation on page 150. Please disclose the nature of this asset and how the fair value was determined,” the Company has revised the disclosure on page 155 of the Amended Preliminary Proxy Statement.

In response to the Staff’s comment “We note the discussion of the PRV on page 2 that you are entitled to receive a substantial portion of the value of the priority review voucher if it is granted. Explain to us how this was considered in the valuation of the asset,” the Company supplementally advises the Staff that Company management assigned a fair value to the PRV within the allocation of the purchase price of $39.6 million. The fair value was determined using the lower end of precedent transactions within the market less the share owned by Merck, and adjusted for probability of success of 90.35%, which was based on management’s best estimate of the likelihood of successful approval of the BLA, less expected taxes. Management used the Tuft’s Clinical Phase Transition Success Rate for BLA to Approval of 85.3% (from the Tufts study report dated November 18, 2014) which is the estimate for all diseases and all modalities and adjusted this estimate to 90.35%. Management increased the percentage to account for the current Ebola healthcare crisis and the fact that the Ebola vaccine V902 has been in use by healthcare authorities for some time now and it is the first preventative against Ebola available.  As noted above in our response to the Staff’s comment 6, no value was attributed to potential license revenues to NewLink under its license and collaboration agreement with Merck. The fair value assigned to the PRV was $39.6 million.

In response to the Staff’s comment “Also, explain to us how you determined the total amount of the purchase price of $121,448,” the Company supplementally advises the Staff that the purchase price amount has been revised in the Amended Preliminary Proxy Statement on pages 154-155 to reflect the correct calculation for the fair value of the PRV. The PRV value of $39.6 million correctly no longer contains a payment to the Public Health Agency of Canada which is not required per a previous amendment to the agreement between NewLink and the Public Health Agency of Canada. The preliminary purchase price was computed to be $124.5 million, as noted in the table on page 155 of the Amended Preliminary Proxy Statement.

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Page Ten

In addition, the Company supplementally advises the Staff that pursuant to guidance under ASC 805-40-30-2 for a reverse acquisition, the determination of the fair value of the consideration transferred may be based on the fair value of the legal acquirer’s common stock rather than the fair value of the accounting acquirer’s common stock. Management initially considered the fair value of the consideration transferred based on the per share trading price of NewLink’s common stock on the date the Merger Agreement was signed, which amount was significantly less than the net assets of NewLink on the date the Merger Agreement was signed. On September 30, 2019, the closing price of NewLink common stock trading on Nasdaq was $1.59 per share. Assuming an equal number of shares were issued to Lumos stockholders on that date, without consideration given to future market fluctuations, as of September 30, 2019 the computed consideration would be $59.3 million which does not equate to the cash and cash equivalents of NewLink, nor any of the other assets being acquired. As a result, management considered other valuation methods. Within ASC 805-50-30-2, when consideration transferred in an asset acquisition is not cash, measurement is based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. Management concluded that the fair value of NewLink’s assets acquired were more reliable and transparent reflection of the consideration transferred as it accounts for the cash and cash equivalents transferred of $98.5 million as of September 30, 2019. Management calculated the total purchase price of the acquired assets by calculating the fair value of the “total assets acquired” less “total liabilities assumed” and anticipated “transaction costs”, each as disclosed on page 155 of the Amended Preliminary Proxy Statement and as disclosed above to be $124.5 million. The total consideration consists primarily of cash and the fair value assigned to the PRV.

17.
We note that the other intangible assets amount of $2,978 in the pro forma combined column of the unaudited pro forma condensed balance sheet does not add across. The amount also does not appear to be included in pro forma total assets. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the Amended Preliminary Proxy Statement.

18.	Please revise to include an explanation for pro forma adjustment L.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Amended Preliminary Proxy Statement to refer to pro forma adjustment J rather than pro forma adjustment L.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 147

19.	Please revise Note I to explain how you determined the pro forma adjustments to basic and diluted weighted shares outstanding.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 156 of the Amended Preliminary Proxy Statement.

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Page Eleven

Principal Stockholders of NewLink, page 155

20.	Please identify the natural persons who are the beneficial owners of the shares held by Stine Seed Farm, Inc.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 161 and 165 of the Amended Preliminary Proxy Statement.

Form of Proxy Card, page II-1

21.	Please mark the form of proxy card as “preliminary” pursuant to Exchange Act Rule 14a-6(e)(1).

Response:  The Company respectfully acknowledges the Staff’s comment and has revised its form of proxy card accordingly.

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Page Twelve

Please direct any questions or comments regarding this response letter to the undersigned at (720) 566-4010.

Sincerely,

/s/ James C. T. Linfield
James C. T. Linfield

cc:	Brad J. Powers, Esq., NewLink Genetics Corporation
Matthew P. Dubofsky, Cooley LLP
Robert Suffoletta, Wilson Sonsini Goodrich & Rosati

Cooley LLP   380 Interlocken Crescent   Suite 900   Broomfield, CO   80021-8023
t: (720) 566-4000  f: (720) 566-4099  cooley.com